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SECU 06004333 SSION

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SEC MAIL PROCESSING SECTION
FEB 27 2006
WASH. D.C.
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MK 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HKC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE
(No. and Street)

NEW YORK (City) **NY** (State) **10169** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD K. COHEN **(212) 499-1310**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42ND STREET (Address) **NEW YORK** (City) **NY** (State) **10165** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, HAROLD K. COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HKC SECURITIES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of N. York
County of N. York

Signature

PRESIDENT
Title

Notary Public

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Notes to Financial Statements.
X (p) Independent Auditors' Report on Internal Accounting Control

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
HKC Securities, Inc.

We have audited the accompanying statement of financial position of the HKC Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-S under the Securities Exchange ACT OF 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the HKC Securities, Inc. as of December 31, 2005, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
January 26, 2006

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

HKC SECURITIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 203,410
Receivable from brokers or dealers	33,360
Furniture, fixtures and equipment, net	24,037
Other assets	47,526
Total assets	308,333

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and other accrued expenses	76,368
Total liabilities	76,368
Stockholder's equity	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	159,000
Retained earnings	71,965
Total stockholder's equity	231,965
Total liabilities and stockholder's equity	$ 308,333

See accompanying notes to financial statements.

HKC SECURITIES

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenue	
Commissions	$ 1,153,003
Interest	4,410
Other	1,568,551
Total revenue	2,725,964
Expenses	
Salaries and other employment costs	1,986,921
Professional fees	75,256
Consulting and finders fees	80,600
Taxes other than income taxes	94,040
Occupancy	172,178
Other	304,435
Total expenses	2,713,430
Net Income	$ 12,534

See accompanying notes to financial statements.

HKC SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000	$ 159,000	$ 149,431	$ 309,431
Shareholder's distributions			(90,000)	(90,000)
Net Income			12,534	12,534
Balance, end of year	$ 1,000	$ 159,000	$ 71,965	$ 231,965

See accompanying notes to financial statements.

HKC SECURITIES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net Income	$ 12,534
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	8,522
Changes in operating assets and liabilities	
Receivable from brokers and dealers	266,559
Accounts payable and other accrued expenses	(230,306)
Other assets	(16,005)
Net cash provided by operating activities	41,304
Cash flows investing activities	
Purchase of equipment	(1,195)
Shareholder's distributions	(90,000)
Net cash (used in) operating activities	(91,195)
Net increase in cash and cash equivalents	(49,891)
Cash and cash equivalents, beginning of year	253,301
Cash and cash equivalents, end of year	$ 203,410

See accompanying notes to financial statements.

HKC SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Tax Status

The Company is an introducing broker and has a standard agreement with its clearing broker. All securities are introduced and cleared on a fully disclosed basis through the clearing broker.

The Company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Concentration of Credit Risk and Financial Instruments With Off-Balance-Sheet Risk

The Company introduced its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2005, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

HKC SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

2. **Summary of Significant Accounting Policies (Continued)**

Concentration of Credit Risk and Financial Instruments With Off-Balance-Sheet Risk

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

3. **Furniture, Fixtures and Equipment**

A summary of furniture, fixtures and equipment as of December 31, 2005 is as follows:

Computer equipment	$ 83,474
Furniture and fixtures	12,504
	95,978
Less: accumulated depreciation amortization	(71,941)
	$ 24,032

Depreciation expense totaled $8,522 for the year ended December 31, 2005.

4. **Net Capital Requirements**

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company must maintain minimum net capital is defined, equal to the greater $50,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2005 the Company had net capital of $156,402, which exceeds the requirement by $106,402. The Company's net capital ration was .49 to 1.

5. **Commitments**

The Company rents its office space under a licensing agreement with its clearing broker for office space. This agreement calls for monthly payments of $14,348 until May 31, 2007. The minimum annual payments under the agreement are as follows:

Year	Amount
2006	$172,176
2007	71,740
	$243,910

HKC SECURITIES, INC.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

HKC SECURITIES

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

DECEMBER 31, 2005

Net Capital		
Total stockholder's equity qualified for net capital		$ 231,965
Non-allowable assets		
Furniture, fixtures and equipment, net	24,037	
Other assets	47,526	
Other deductions	4,000	75,563
Net capital		$ 156,402
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 5,094
Minimum dollar net capital required		$ 50,000
Excess net capital		$ 106,402
Computation of aggregate indebtedness		
Total aggregate indebtedness liabilities		$ 76,368
Percentage of aggregate indebtedness to net capital		49%

Reconciliation of computation of net capital under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

See independent auditors' report.

HKC SECURITIES, INC.

SCEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts of its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

See independent auditors' report.

Schedule III

HKC SECURITIES, INC.

SCEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

See independent auditors' report.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNALCONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5

The Board of Directors
HKC Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of HKC Securities, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to as relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of HKC Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
January 26, 2006

HKC SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005